RESIN SYSTEMS INC.

14604 – 115 A Avenue

Edmonton, AB, T5M 3C5

Tel: 780-482-1953

Fax: 780-452-8755

Management’s Responsibility for Financial Reporting

December 31, 2003

The accompanying consolidated financial statements and all of the information included in this report have been prepared by and are the responsibility of management and the Board of Directors of Resin Systems Inc.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgments based on currently available information.  The significant accounting policies which management believe are appropriate for the Company are described in Note 2 of the consolidated financial statements.

The Company has developed and maintains an appropriate system of internal controls in order to ensure, on a reasonable and cost-effective basis, that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities.  The Board has appointed an Audit Committee comprising of three independent Directors.

The Audit Committee reviews the financial statements, the adequacy of internal controls, the audit process and financial reporting with management and the external auditors.  The Audit Committee reports to the Board of Directors prior to the approval of the audited financial statements for publication.

KPMG LLP, have been appointed as external auditors to perform an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements.

 May 19, 2004

Signed “Greg Pendura”

Signed “Keith Gerrard”

Greg Pendura

Keith Gerrard

President and CEO

Controller

MR1

RESIN SYSTEMS INC.

Consolidated Financial Statements

Four Months Ended December 31, 2003 and Years Ended August 31, 2003 and 2002

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Resin Systems Inc. as at December 31, 2003 and August 31, 2003 and the consolidated statements of loss, deficit and cash flows for the four month period ended December 31, 2003 and the year ended August 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and August 31, 2003 and the results of its operations and its cash flows for the four month period ended December 31, 2003 and the year ended August 31, 2003 in accordance with Canadian generally accepted accounting principles.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada

April 16, 2004

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

As at                                       2003           2003            2002

                                    December 31,     August 31,      August 31,

ASSETS

Current assets:

  Cash and cash equivalents         $  1,015,658   $  2,232,394   $    518,581

  Accounts receivable (note 3)           278,207        188,446        238,886

  Share proceeds receivable

    (note 9 (a))                       1,904,243

  Receivable from NRC (note 16)              --         145,162         37,620

  Inventories (note 4)                   376,112        429,480        275,305

Prepaid expenses and deposits          193,398         88,734          6,939

                                       3,767,618      3,084,216      1,077,331

Prepaid rent and

   security deposit                       72,310         24,093          7,192

Property, plant and equipment

   (note 5)                            1,537,296      1,016,588        237,398

Intangible assets (note 6)             1,536,267      1,646,000             --

                                    $  6,913,491   $  5,770,897   $  1,321,921

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

  Accounts payables and

   accrued liabilities              $  1,295,030   $    635,998   $    184,153

                                       1,295,030        635,998        184,153

Long-term payable to NRC (note 16)       385,274        343,425         37,620

Shareholders' equity:

  Share capital (note 9)              22,103,610     18,818,497     11,376,642

  Contributed surplus                    891,848        843,695          7,865

Deficit                            (17,762,271)   (14,870,718)   (10,284,359)

                                       5,233,187      4,791,474      1,100,148

Future operations (note 1)

Commitments (note 10)

Subsequent events (note 18)

                                    $  6,913,491   $  5,770,897   $  1,321,921

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed “Greg Pendura“                      Signed “Brian Carpenter“

Director                                   Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

                                 Four Months Ended        Year Ended     Year Ended      Year Ended

                                              2003              2003           2002            2001

                                      December 31,        August 31,     August 31,      August 31,

Product Revenue                      $     453,156      $    268,630  $     339,527   $    245,754

Other Revenue                                8,264            43,181          3,730         23,481

                                           461,420           311,811        343,257        269,235

Expenses:

  Cost of sales                            333,899           118,333        216,782        145,679

  Direct and product development         1,147,537         1,552,190        632,042        163,891

  Marketing and business development       387,997           524,196        314,168        545,323

  General and administrative             1,269,047         2,011,495        814,681      1,093,773

  Interest and other charges                22,689            36,773          9,093         49,700

  Amortization of property, plant

     and equipment                          82 071           243 683         62,438         58,634

  Amortization of intangibles              109,733           411,500             --             --

                                         3,352,973         4,898,170      2,049,204      2,057,000

Loss before the under-noted             (2,891,553)       (4,586,359)    (1,705,947)    (1,787,765)

Gain on sale of property, plant and

  equipment                                     --                --            393          7,221

Write-down of property, plant and

  equipment and intangible assets               --                --        (12,414)      (825,405)

Net loss                                (2,891,553)       (4,586,359)    (1,717,968)    (2,605,949)

Deficit, beginning of period           (14,870,718)      (10,284,359)    (8,566,391)    (5,960,442)

Deficit, end of period               $ (17,762,271)    $ (14,870,718) $ (10,284,359)  $ (8,566,391)

Basic and diluted loss

  per common share (note 9(f))       $       (0.06)    $       (0.11) $       (0.09)  $      (0.17)

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

                                 Four Months Ended      Year Ended       Year Ended      Year Ended

                                              2003              2003           2002            2001

                                      December 31,        August 31,     August 31,      August 31,

Cash provided by (used in):

Operating:

  Net loss                            $  (2,891,553)     $  (4,586,359) $ (1,717,968) $ (2,605,949)

  Items which do not involve cash:

  Amortization                              191,804            655,183        62,438        58,634

    Gain on sale of property, plant

       and equipment                             --                 --          (393)       (7,221)

    Write-down of capital and

       intangible assets                         --                 --        12,414       825,405

    Reduction of loan receivable

       from director                             --                 --            --        37,401

    Shares to be issued pursuant to

      ARC agreement                          103,017           128,172       184,375            --

    Consulting services settled by

     reduction of share purchase loan         31,540           144,000        18,000            --

    Compensatory stock options to

       employee & non-employees               62,407           454,116            --            --

  Change in non-cash operating

   working capital                     (1,241,106)          158,773       (67,855)      (75,064)

                                          (3,743,891)       (3,046,115)   (1,508,989)   (1,766,794)

Financing:

  Proceeds from issue of share

    Capital, net of transaction costs      3,136,302         5,493,897     1,234,467     1,026,538

  Proceeds from issue of notes payable                              --       739,000       900,000

  Proceeds from NRC                           41,849           305,805        37,620            --

  Repayment of notes payable                   --                --      (200,000)           --

                                           3,178,151         5,799,702     1,811,087     1,926,538

Investing:

  Purchase of property, plant

    and equipment                           (602,779)       (1,025,218)     (121,591)     (139,258)

  Prepaid rent and security deposit          (48,217)          (16,901)       29,808            --

  Proceeds on sale of property, plant

  and equipment                                --             2,345       110,629        13,695

                                            (650,996)       (1,039,774)       18,846      (125,563)

Increase (decrease) in cash              (1,216,736)        1,713,813       320,944        34,181

Cash and cash equivalents,

  beginning of period                      2,232,394           518,581       197,637       163,456

Cash and cash equivalents,

  end of period                        $   1,015,658     $   2,232,394  $    518,581  $    197,637

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

1.  Nature of operations and future operations:

Resin Systems Inc. (the “Company”) was incorporated on July 26, 1995 under the Business Corporations Act of Alberta and commenced active operations on September 1, 1995.  The Company's primary business is the development and marketing of its composite resin system marketed under the trade name Version resin.  Until late fiscal 2000, the Company’s primary business was the sale of a protective coating, "Uni-Seal", produced from recycled tires.  The Company is traded on the TSX Venture Exchange under the symbol “RS”.

The Company is a reporting foreign private issuer in the United States.  The Company is listed on the OTC Bulletin Board and is traded under the symbol “RSSYF”.

   The Company has changed its fiscal year end to coincide with the calendar year to be readily comparable with other companies in its industry.  It has received regulatory approval for this change and these financial statements represent the four months ending December 31, 2003.

   Future operations:

   These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (see also note 18), which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the four months ended December 31, 2003, the Company reported a loss of $2,891,553 and has an accumulated deficit of $17,762,271.  As at December 31, 2003, the Company has positive working capital of $2,472,588, which includes share proceeds receivable of $1,904,243 related to the private placement described below.

   During the four month period the Company completed production of utility poles for a customer, sold its Version Resin to an established customer and marketed its hockey stick through its subsidiary New Version Sports Inc. (“NVS”).

   Additionally during this period, the Company completed a private placement, which was fully subscribed, for total gross proceeds of $3,000,000.  This placement contained an equity unit made up of one Common Share and one Common Share warrant exercisable any time on or before June 29, 2004 for $1.00 per Common Share or after June but before December 29, 2004 for $1.25.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

1.  Nature of operations and future operations, (continued):

   Future operations, (continued):

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due, is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the “going concern” assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

2.  Significant accounting policies:

   (a)  Name change:

   On May 8, 2000, the Company changed its name to Resin Systems Inc. from Recycled Solutions for Industry Inc.

   (b)  Basis of presentation:

   The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

   These consolidated financial statements include the accounts of the Company, Resin Systems Inc., its Canadian subsidiary, New Version Sports Inc., and its Barbadian subsidiary, Resin Systems International Ltd.  The Company also has the following inactive subsidiaries as at December 31, 2003; Uni-Seal USA Ltd., Uni-Seal Moulding Technologies Inc., RS Technologies Inc., Resin Systems Incorporated and Resin Systems Sales Limited (Ireland).  Material inter-company transactions and balances have been eliminated on consolidation.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

2.  Significant accounting policies, (continued):

   (c)  Use of estimates:

   The preparation of financial statements in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods.  Actual results could differ from those reported.  The recoverable values of the inventories, property, plant and equipment and intangible assets, and the estimated useful lives of property, plant and equipment and intangible assets, are the more significant items subject to estimates in these financial statements.

   (d)  Cash and cash equivalents:

   Cash and short-term investments are carried at cost, which approximates market value.  The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents.

   (e)  Inventories:

   Raw materials are stated at the lower of cost or market on a first-in first-out basis and net realizable value.  Inventories of work in process and finished goods are stated at the lower of average cost and net realizable value.

   (f)  Property, plant and equipment:

   These assets are recorded at cost with amortization for all but leasehold improvements under the declining balance method.  The amortization rates are as follows:

Asset                                                             Rate

Equipment                                                         20%

Computer hardware, software and automotive                        30%

   Leasehold improvements are amortized over the term of the property leased on a straight-line basis.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

2.  Significant accounting policies, (continued):

   (f)  Property, plant and equipment, (continued):

   Effective September 1, 2003, the Company has prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3063, Impairment of Long-lived Assets, with respect to the measurement and disclosure of the impairment of long-lived assets.  This standard requires the recognition of an impairment loss for a long-lived asset to be held and used when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use.  If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the group of assets is less than its carrying amount, it is considered impaired.  An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value.  For the four month period ended December 31, 2003, no such impairment had occurred.

(a)

Intangible assets:

   In 2001, the CICA issued Handbook Section 3062, “Goodwill and Other Intangible Assets”.  Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values.  The new standard does not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.  The Company has adopted this new standard effective September 1, 2002.

   The Company is engaged in research and development work and the costs of such are expensed as incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles.  Management assesses the applicable criteria on an ongoing basis.  Research and development costs are reduced by any related government assistance and tax incentives.

   Intangible assets are recorded at cost and their carrying value is assessed for future recoverability or impairment on an annual basis.  When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.  These assets are amortized at a rate of 20% using the declining balance method, which is consistent with the tangible assets utilizing the intangible technology.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

2.  Significant accounting policies, (continued):

   (h)  Foreign currency translation:

   Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date.  Revenues and expenses are translated at the exchange rate in effect at the transaction date.

   The Company’s subsidiaries are fully integrated subsidiaries and are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities are recorded at exchange rates in effect at the balance sheet date, non-monetary assets are recorded at historical exchange rates, and revenues and expenses are recorded at the exchange rate on the transaction date.

   Exchange gains and losses are included in the determination of earnings (losses).

   The following rates were used in the preparation of the financial statements:

                                 Average rate         Rate at year-end

United States Dollars:

December 31, 2003                   1.3278                      1.2923

August 31, 2003                     1.3991                      1.3850

August 31, 2002                     1.5440                      1.5346

August 31, 2001                     1.5545                      1.5183

Barbadian Dollars

December 31, 2003                   0.6690                      0.6506

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

2.  Significant accounting policies, (continued):

   (i)  Stock-based compensation plans:

   Effective September 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to the accounting for stock-based compensation and other stock-based payments, Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”.  The new standards are applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, except grants outstanding at September 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments.  For such grants, the new standards are applied retroactively, without restatement.  As the Company had no such grants, there has been no adjustment to retained earnings, liabilities, or contributed surplus as at September 1, 2002.

   The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, using the fair value based method.  No compensation cost is recorded for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of the stock options is recorded as share capital.

   The Company discloses the pro forma effect of stock options granted to employees under the fair value based method (note 9(b)).  No disclosure has been made for the pro forma effect of awards granted before September 1, 2002.

   Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable.  The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

2.  Significant accounting policies, (continued):

   (i)  Stock-based compensation plans, (continued):

   Under the fair value based method, the compensation cost attributable to employee awards that are direct awards of stock, or stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.  For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis.  For awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

   (j)  Revenue recognition:

   Revenue is recognized upon the transfer of legal title.  The Company sells nearly all its products on a “F.O.B. Plant” basis and all risk of loss is assumed by the customer once the product has left the Company’s plant.  For those less common situations where the Company bears the risk of loss until the product has arrived at the customer’s location, the Company defers recognizing the revenue associated with the transaction until confirmation of receipt of the goods is obtained.

   (k)  Income taxes:

   The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not, the asset will not be realized.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

2.  Significant accounting policies, (continued):

   (l)  Losses per common share:

   Basic loss per share is computed by dividing net loss by the weighted average number of Common Shares outstanding during the year.  Shares issued during the year are weighted for the portion of the year that they were outstanding.  If a diluted loss per share was presented, it would be computed similar to basic loss per share except that the weighted average shares outstanding would be increased to include additional shares from the assumed exercise of all stock options and warrants.  Diluted loss per share is not presented as it is anti-dilutive and would report a lower loss per share.

   The Common Shares held in performance escrow (see note 9(e)) are only included in the calculation of basic earnings per share when all the necessary conditions for their issuance have been satisfied.  As a result, the Company’s weighted average number of Common Shares outstanding for the periods ended August 31, 2002 and 2001 has been reduced by 9,699,560.  This reduction has increased the loss per share for the year ended August 31, 2002 to $0.09 from $0.06, and for the year ended August 31, 2001 to $0.17 from $0.10.  At the Annual General and Special meeting held on October 15, 2002, the Company’s escrowed Common Shares were changed from a performance escrow to a time release escrow, which returns the escrowed shares to the calculation.  As at August 31, and December 31, 2003 the Company had a loss per share of $0.11. and $0.06 respectively.

   (m)  Joint ventures:

   Investments in joint ventures are accounted for using the proportionate consolidation method.  Under this method, the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts of the Company (see note 17).

   (n)  Comparative figures:

   Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the period ended       December 31, 2003.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

3.  Accounts receivable and allowance for doubtful accounts:

   The Company reports accounts receivable net of allowance for doubtful accounts and accounts that have been written off directly to expense as they become uncollectible during the year.  An estimation of the allowance for doubtful accounts is based upon management’s analysis of individual customer accounts and the likelihood of collecting each account based upon the age of the amount outstanding as it relates to specific invoices.  Allowance for doubtful accounts, as at December 31, 2003, August 31, 2003 and 2002 were; $31,508, nil, and $124,203, respectively.

4.  Inventories and reserve for obsolescence:

   The Company reports inventories net of a reserve for obsolescence which reduces the value of total inventories.  This reserve takes into account materials which in management’s opinion may become obsolete owing to demand for the product or changes in customer demand.

                                       Dec. 2003    Aug. 2003    Aug. 2002

Raw materials and work in process    $   324,418  $   342,571  $   311,041

Equipment for resale                     129,215      129,215      195,607

Finished goods                           295,462      279,563      140,161

Reserve for obsolescence                (372,983)    (321,869)    (371,504)

                                     $   376,112  $   429,480  $   275,305

5.  Property, plant and equipment:

                                             Accumulated           Net book

                                  Cost      amortization              value

December 31, 2003:

Equipment                    $1,652,524        $  410,808        $ 1,241,716

Computer hardware and

  software                      381,594           149,589            232,005

Automotive                       14,970             5,539              9,431

Leasehold improvements           73,443            19,299             54,144

                             $2,122,531        $  585,235         $1,537,296

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

5.  Property plant and equipment (continued):

                                             Accumulated           Net book

                                  Cost      amortization              value

August 31, 2003:

Equipment                    $1,144,001        $  360,459         $  783,542

Computer hardware and

  software                      297,455           123,810            173,645

Automotive                       14,970             4,491             10,479

Leasehold improvements           63,326            14,404             48,922

                             $1,519,752        $  503,164         $1,016,588

August 31, 2002:

Equipment                    $  372,999        $  206,146         $  166,853

Computer hardware and

  software                       84,439            49,391             35,048

Leasehold improvements           39,441             3,944             35,497

                             $  496,879        $  259,481         $  237,398

   As at December 31, 2003, the Company had under construction production equipment valued at $536,836 (August 31, 2003, $165,502), which was not subject to amortization.

   During the year ended August 31, 2003, the Company sold an excess computer program for gross proceeds of $2,345.

   In the year ended August 31, 2003, the Company transferred equipment that was held for resale and classified in inventory, to property, plant and equipment at its carrying value of $16,598.

   During fiscal 2002, the Company sold excess lab equipment for gross proceeds of $3,271.  Also during this period, the Company sold its land and building in the United States for gross proceeds of $75,000 U.S.  The Company moved the location of its head office during the year and as a result, unamortized leasehold improvements relating to the previous location of $12,414 were written off.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

6.  Intangible assets:

                                                 Accumulated        Net Book

                                      Cost      amortization           value

December 31, 2003

Technology rights to

  filament winding            $  2,057,500        $  521,233     $ 1,536,267

August 31, 2003

Technology rights to

  filament winding            $  2,057,500        $  411,500     $ 1,646,000

   In January 2003, the Company completed a transaction with Canzeal Enterprises Ltd. for the purchase of filament winding technology, which can be used in the production of composite utility poles and light standards as well as other products.  This transaction involved the issuance of 3,000,000 units with a unit price of $0.56.  Each unit comprised one Common Share and one-half Common Share warrant with an exercise price of $0.75 exercisable at any time until January 6, 2004.  The Company valued the transaction at the fair value of the consideration given, totaling $2,057,500, of which $377,500 was attributed to the warrant component.

   The fair value of the warrants was calculated using the Black-Scholes pricing model and reflected the following assumptions:

Risk free interest rate               3.25%

Expected life of option               1 year

Expected volatility                   139%

Expected dividends                    Nil

7.  Related party transactions:

   During the year ended August 31, 2003, the Company contracted with one of its directors and senior officers to provide services in the amount of $8,196 for capitalized leasehold improvements and direct and product development costs.

   During the year ended August 31, 2002, the Company contracted with one of its directors and senior officers to provide services amounting to $7,490 for capitalized leasehold improvements.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

8.  Notes payable:

(a)

Issued fiscal 2001:

During the year ended August 31, 2001, the Company completed the private placement of promissory notes in the aggregate principal amount of $900,000 bearing interest at 12% per annum.  The holders of the promissory notes had a first right, but not an obligation, to participate in the prospectus offering that closed on June 29, 2001, to the extent of all, but not less than all, of the outstanding balance of the principal sum thereof and any accrued and unpaid interest thereon, plus a cash bonus equal to the difference between $12,000 (for each principal amount of $100,000) and such accrued and unpaid interest at the time of the election to participate in the offering.  Of the aggregate amount mentioned above, holders of $600,000 (principal sum) elected to participate in the prospectus offering.

A holder of a promissory note with an original principal amount of $100,000 entered into agreement with the Company to be included in the new secured convertible promissory notes issued in fiscal 2002 (see note 8(b)).

The remaining promissory notes with an original principal amount of $200,000 and the accrued interest thereon were repaid in the year ended August 31, 2002.

(b)

Issued fiscal 2002:

During the year ended August 31, 2002, the Company issued $739,000 in new secured convertible promissory notes. These notes bore interest at a rate of 12% per annum with interest commencing February 1, 2002, and due December 20, 2002.  Additionally, these notes were, at the option of the holder, convertible to an equity unit on the basis of one “unit” for each $0.32 of principal and interest.  Each unit was comprised of one Common Share and one warrant to purchase a Common Share at a price of $0.75 per share on or before December 20, 2002.  The conversion right was deemed to be exercised on the date the Company entered into the proposal with the National Research Council of Canada to receive funding (see note 16(b)).

On April 18, 2002 the Company entered into an agreement with the National Research Council which triggered the deemed conversion of the notes and $860,241 of principal and accrued interest was converted to Common Shares and warrants.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital:

   (a)  Authorized and issued shares:

   The Company’s authorized share capital consists of an unlimited number of Common Shares and preferred shares issuable in series.

   The Company’s issued share capital consists of the following Common Shares:

                                           Number of

                                              shares            Amount

Balance August 31, 2001                   27,274,832     $  9,074,678

Conversion of notes payable

  net of transaction costs (note 8)        2,688,253          860,241

Shares to be issued pursuant to

  ARC Agreement (note 16)                    312,500          184,375

Stock options exercised                      200,000           70,000

Cancellation of exercised stock option      (200,000)         (70,000)

  (see note 9(c) below)

Shares issued under promissory notes

  net of payments of $20,000                 483,850           20,000

Shares issued for cash net of

  transaction costs of $365                3,266,150        1,237,348

Balance August 31, 2002                   34,025,585       11,376,642

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

                                           Number of

                                              shares            Amount

Balance August 31, 2002 forward           34,025,585       11,376,642

Shares issued for intangible

  asset (note 6)                           3,000,000        1,680,000

Shares to be issued pursuant to

  ARC Agreement (note 16)                    134,015          128,172

Shares issued to ARC (note 16)               129,347          125,000

Stock options exercised                      532,500          195,800

Warrants exercised                         3,756,000        2,254,500

Promissory notes for shares paid                  --          194,000

Shares issued for cash net of

  transaction costs of $135,617            6,000,000        2,864,383

Balance August 31, 2003                   47,577,447       18,818,497

Shares to be issued pursuant to

  ARC Agreement (note 16)                    148,812          103,017

Stock options exercised

  net of contributed surplus of $14,254      162,500           76,500

Warrants exercised                           191,650          143,738

Promissory notes for shares paid                  --           31,540

Shares issued for cash net of

  transaction costs of $69,682             3,750,000        2,930,318

Balance December 31, 2003                 51,830,409     $ 22,103,610

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

   During the period ended December 31, 2003, the Company completed a private placement of 3,750,000 units comprised of one Common Share and one Common Share warrant.  Each unit was priced at $0.80 and the placement was fully subscribed.  The warrant has two exercise prices depending on the exercise date.  If exercised on or before June 29, 2004 the exercise price is $1.00 each.  If exercised after that date but before December 29, 2004 the exercise price is $1.25 each, after which the warrant expires.  As at December 31, 2003, the Company had share proceeds receivable of $1,904,243 related to this private placement.  This amount was outstanding owing to delays in mail and courier service related to the holiday season but subsequent to December 31st, has been received.

   During the year ended August 31, 2003, the Company completed a private placement for 6,000,000 units which comprised one Common Share and one half Common Share warrant.  The unit was priced at $0.50 with the warrant having an exercise price of $0.75 and an expiry date of January 9, 2004.  Additionally, the Company issued another 3,750,000 Common Shares upon the exercise of warrants from the July 2002 private placement at a unit price of $0.60.  Both issues were fully subscribed.

   In conjunction with a private placement completed during the year ended August 31, 2002, the Company issued to a director 483,850 Common Shares and 483,850 Common Share purchase warrants (see note 9(d)) in exchange for a promissory note in the amount of $193,540.  The promissory note is non-interest bearing and is being repaid through the provision of consulting services at approximately $12,000 per month.  If the consulting agreement is terminated, any amount outstanding is due within sixty days.  As collateral for the note, the Company is holding the 483,850 Common Shares and warrants.  As at August 31, 2003, the balance outstanding is $31,540.  As at     December 31, 2003, the remaining balance was repaid.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

   During the year ended August 31, 2000, certain directors and officers exercised 750,000 options with an exercise price of $0.20 per share.  Payment for these shares was made in the form of promissory notes totaling $150,000.  As collateral for notes the Company is holding the 750,000 shares.  These promissory notes are interest free and have no fixed terms of repayment.  In the fiscal year ended August 31, 2002, a director and officer of the Company paid $2,000 for part of the note and as a result 10,000 shares were released.  During the year ended August 31, 2003 two directors and employees of the Company paid $50,000 against the notes and as a result 250,000 shares were released.

Share transactions related to the promissory notes are as follows:

                                           Number of

                                              shares           Amount

Balance August 31, 2001                      750,000       $  150,000

Common shares issued to a director           483,850          193,540

Payment relating to shares                   (55,000)         (20,000)

Balance as at August 31, 2002              1,178,850          323,540

Payment relating to shares                  (610,000)        (194,000)

Balance as at August 31, 2003                568,850          129,540

Payment relating to shares                   (78,850)         (31,540)

Balance as at December 31, 2003              490,000           98,000

   (b)  Stock-based compensation:

   During the period, pursuant to an employment agreement, the Company recorded stock-based compensation of $6,916 for the period and $10,374 for the year ended August 13, 2003, which was included in general and administrative expenses.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (b)  Stock-based compensation, (continued):

   The Company recorded $55,491 in stock-based compensation to consultants and advisors during the four month period ended     December 31, 2003 and $443,742 for the year ended August 31, 2003.  The compensation is based upon the Black-Scholes option pricing model.  For options granted in the period, the following weighted average assumptions were used:

   As at December 31, 2003:

Risk free interest rate               4.97%

Expected life of option               5 years

Expected volatility                   119%

Expected dividends                    Nil

   As at August 31, 2003:

Risk free interest rate               4.08%

Expected life of option               5 years

Expected volatility                   141%

Expected dividends                    Nil

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (b)  Stock-based compensation, (continued):

   When the Company awards stock options to employees, no compensation cost is recognized in the consolidated statement of income and retained earnings for Common Share options granted.  Had compensation cost been determined based on the fair values at the grant dates for those options, the Company’s net loss and loss per share would have increased by the following amounts below:

                                           Cost                Per share

Four months ended December 31, 2003:

   Compensation costs                  $   155,291

   Net loss:

      As reported                       (2,891,553)               $(0.06)

      Pro forma                         (3,046,844)                (0.06)

Year ended August 31, 2003:

   Compensation costs                  $    2,229

   Net loss:

      As reported                       (4,586,359)              $(0.11)

      Pro forma                         (4,588,588)               (0.11)

   The above pro forma disclosure does not include the effects of awards granted before September 1, 2002.

   (c)  Options:

        Stock option plan:

   Prior to the Annual and Special Meeting of October 15, 2002, the Company had adopted a stock option plan that provided for the aggregate number of options granted not to exceed 10% of the issued Common Shares of the Company.  Under terms of the plan, the Board of Directors had full authority to administer the plan in accordance with the terms of the plan.  The number of options and exercise price thereof was set by the Board of Directors at the time of grant, provided that the exercise price could not be less than the market price of the shares, less any discounts permitted by the rules of the stock exchange or stock exchanges.  The maximum number of options that could be granted to any one individual would not exceed 5% of the Company’s issued and outstanding Common Shares.  The options granted under the plan could be exercisable for a period not exceeding five years and could vest at such times as the Board of Directors determine at the time of grant.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (c)  Options, (continued):

        Stock option plan, (continued):

   At the Annual and Special Meeting held on October 15, 2002, shareholders approved to amend the stock option plan for the Company.  Under the amendment, the number of stock options that could be issued was set at 6,740,000 which approximated 20% of the issued and outstanding Common Shares at that time.  As mentioned above, the Board of Directors sets the number of options and exercise price which may not be less than the market price of the shares, less any discount permitted by the rules of the stock exchanges.  As at August 31, 2003, there were 4,927,500 Common Share options outstanding.

   During the Annual and Special Meeting held on December 4, 2003 in Edmonton, shareholders approved an amendment of the stock option plan (“2003 Option Plan”) to allow the maximum number of options to be issued to 9,500,000 which is approximately 20% of the issued and outstanding Common Shares at that time.  The Board of Directors continues to set the number of options and exercise price which may not be less than the market price of the shares, less any discount permitted by the rules of the TSX Venture Exchange.  As at       December 31, 2003, there were 6,595,500 stock options outstanding.

        Outstanding Options:

A summary of the status and changes in the Company’s outstanding stock options is presented below:

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2001         1,880,000                    0.60

Granted                              2,955,000                    0.37

Exercised                             (200,000)                   0.35

Forfeited                           (1,450,000)                   0.69

Outstanding, August 31, 2002         3,185,000                    0.36

Granted                              2,300,000                    0.85

Exercised                             (532,500)                   0.37

Forfeited                              (25,000)                   0.40

Outstanding, August 31, 2003         4,927,500                $   0.59

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (c)  Options, (continued):

        Outstanding Options, (continued):

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2003

  forward                            4,927,500                $   0.59

Granted                              1,998,000                    1.01

Exercised                             (162,500)                   0.39

Forfeited                             (167,500)                   0.68

Outstanding, December 31, 2003       6,595,500                $   0.72

   The following table summarizes information about the stock options outstanding as at December 31, 2003:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining    December 31, 2003

$0.34                      40,000            1.72               40,000

 0.34                      30,000            1.75               30,000

 0.34                     500,000            2.89              400,000

 0.40                     250,000            1.25              250,000

 0.40                     400,000            3.34              400,000

 0.40                     872,500            3.39              778,750

 0.40                     250,000            3.58              250,000

 0.50                      40,000            3.09               10,000

 0.54                      75,000            3.70               75,000

 0.55                     150,000            3.92              100,000

 0.56                     300,000            3.89                   --

 0.57                     600,000            3.96              566,667

 0.65                      40,000            2.53               40,000

 0.80                     200,000            4.95               50,000

 0.80                     500,000            4.98              166,665

 0.89                      50,000            0.29               37,500

 0.90                      25,000            4.85                   --

 1.00                      50,000            2.24               16,667

 1.14                   1,223,000            4.73                   --

 1.18                   1,000,000            4.02                   --

                        6,595,500            3.83            3,211,249

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (c)  Options, (continued):

   The following table summarizes information about the stock options outstanding as at August 31, 2003:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining      August 31, 2003

$0.34                      70,000            2.06               70,000

 0.34                     575,000            3.22              425,000

 0.40                     250,000            1.59              250,000

 0.40                     400,000            4.18              400,000

 0.40                     922,500            3.72              791,250

 0.40                     300,000            3.92              250,000

 0.50                      70,000            3.93               17,500

 0.54                     100,000            4.03               50,000

 0.55                     180,000            4.25               50,000

 0.56                     300,000            4.23                   --

 0.57                     600,000            4.30               33,334

 0.65                      40,000            2.86               40,000

 0.89                      50,000            0.62               12,500

 1.00                      50,000            2.57               12,500

 1.11                      20,000            4.43               10,000

 1.18                   1,000,000            4.35                   --

                        4,927,500            3.79            2,412,084

   The following table summarizes information about the stock options outstanding as at August 31, 2002:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining      August 31, 2002

$0.34                      70,000            3.00               35,000

$0.34                     845,000            4.25              596,666

$0.40                     200,000            0.42              200,000

$0.40                     250,000            2.67              250,000

$0.40                   1,360,000            4.75            1,160,000

$0.40                     350,000            4.92              250,000

$0.50                      70,000            4.50                  --

$0.65                      40,000            3.92               40,000

                        3,185,000            4.15            2,531,666

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (c)  Options, (continued):

   During the year ended August 31, 2000, certain directors and officers exercised 750,000 options with an exercise price of $0.20 per share (see note 9 (a)).

   During fiscal 2002, a consultant exercised 200,000 options with an exercise price of $0.35 per share.  Payment for these shares was pursuant to an interest free promissory note, with terms of payment in full on or before December 31, 2002.  Subsequent to this issuance, the consultant requested to cancel these shares and corresponding promissory note, to which the Company agreed and executed the cancellations.

Options held by consultants:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2000           350,000                $   0.29

Granted                                200,000                    0.93

Exercised                                 --                       --

Forfeited                             (150,000)                   0.20

Outstanding, August 31, 2001           400,000                    0.64

Granted                                615,000                    0.39

Exercised                             (200,000)                   0.35

Forfeited                             (200,000)                   0.93

Outstanding, August 31, 2002           615,000                    0.39

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (c)  Options, (continued):

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2002

  forward                              615,000                $   0.39

Granted                              2,250,000                    0.85

Exercised                             (262,500)                   0.40

Forfeited                                   --                      --

Outstanding, August 31, 2003         2,602,500                $   0.79

Granted                                275,000                    0.83

Exercised                             (150,000)                   0.39

Forfeited                             (87,500)                   0.69

Outstanding, December 31, 2003       2,640,000                $   0.82

   (d)  Warrants:

   Pursuant to a private placement completed during the year ended    August 31, 2001, the Company granted 1,000,000 share purchase warrants to the subscribers thereof.  Each warrant was exercisable into one Common Share of the Company at any time prior to December 22, 2001 at an exercise price of $0.60.  In fiscal 2002 the Company obtained permission from the regulatory authorities to extend the expiry date to April 22, 2002.  All warrants pursuant to this issue expired in fiscal 2002.

   As part of a prospectus offering completed in fiscal 2001, the Company granted an additional 1,948,624 warrants with an exercise price of $1.00 per share.  Each warrant entitled the holder to acquire one Common Share at any time prior to July 2, 2002.  All warrants relating to this issue expired in fiscal 2002.

   In conjunction with the note payable conversion referred to in     note 8(b) above, the Company issued 2,688,253 warrants with an exercise price of $0.75 and an expiry date of December 20, 2002.  All warrants relating to this issue expired in fiscal 2003.

   In fiscal 2002, as part of a private placement completed           July 15, 2002, the Company issued 3,750,000 warrants with an exercise price of $0.60 and an expiry date of June 30, 2003.  As at         June 30, 2003, all warrants relating to this issue were exercised.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (d)  Warrants (continued):

   During the year ended August 31, 2003, the Company issued a total of 4,500,000 warrants for Common Shares at an exercise price of $0.75.  1,500,000 warrants relate to the Canzeal Enterprises transaction noted in note 6 and the additional 3,000,000 relate to the private placement referred to in note 9(a) above.  The expiry date for these warrants are January 6 and 9, 2004, respectively.

   During the four month period ended December 31, 2003 the Company issued 3,750,000 warrants for Common Shares pursuant to a private placement that closed on December 29, 2003.  The warrant has two exercise prices depending on the exercise date.  If exercised on or before June 29, 2004 the exercise price is $1.00 each.  If exercised after that date but before December 29, 2004 the exercise price is $1.25 each, after which the warrant expires.

   (e)  Escrow shares:

   As at August 31, 2002, 9,699,560 of the Company’s issued shares were held in escrow and could not be released without the prior consent of regulatory authorities.  The release of these shares was governed by certain conditions, including one share to be released for each $0.50 of cash flow generated from operations by the Company and a maximum of one-third of the original amount released in any calendar year.

   At the Annual and Special Meeting of the Company held on         October 15, 2002 in Edmonton, disinterested shareholders voted in favor of amending the terms of the Performance Escrow Agreement as allowed by the Canadian Securities Administrators and the TSX Venture Exchange polices.  Under the amended agreement, the 9,699,560 Common Shares held under the Performance Escrow Agreement are subject to release on a time basis.  The first release from this agreement allows for 484,978 Common Shares, on a pro rata basis, to be released on April 15, 2003.  The balance of the shares will be releasable over a period of six years with releases allowed every six months.  The maximum number of Common Shares that can be released at any time is 10% of the then current issued and outstanding Common Shares.

   (f)  Loss per share:

   Basic loss per share is calculated using a monthly weighted average of shares outstanding.  This calculation for August 31, 2001 and 2002 removes any shares held in escrow under the Performance Escrow Agreement as at the balance sheet date.  The weighted average Common Shares outstanding for August 31, 2002 was 19,369,745.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (f)  Loss per share (continued):

   Owning to the change of the escrow agreement from performance to time release based, those shares held in escrow are included in the loss per share calculation as at August and December 31, 2003.  The weighted average Common Shares outstanding for the year ended August 31, 2003 and four month period ended December 13, 2003 was 41,366,763 and 47,622,018 respectively.

   The effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

10.  Commitments:

   (a)  Royalties:

   As part of the purchase of the technical rights of the Uni-Seal sealant the Company agreed to pay vendor royalties on the amount of industrial coatings products sold at a rate ranging from $0.10 to $1.00 per gallon.

   (b)  Operating lease:

   The Company has entered into three agreements to lease plant and office space in Edmonton and Calgary for varying periods.  In Edmonton the Company has two locations; one for R&D plant and head office and one for production operations.  The head office location has an initial term running until January 31, 2007 with a renewal option for another five years.  The production location has a term running to February 28, 2005.  The Calgary location is office space with an initial term running to March 31, 2011, with two five-year renewal options.  The minimum rent payable for each of the next five years and thereafter is as follows:

Year ended                                              Lease Payments

December 31, 2004                                          $   311,002

December 31, 2005                                              221,537

December 31, 2006                                              201,174

December 31, 2007                                              122,332

December 31, 2008                                              123,776

Thereafter                                                     284,972

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003 and 2002

10.  Commitments, (continued):

   (c)  Canzeal Enterprises Ltd. - royalties:

   In January 2003, the Company completed a transaction with Canzeal Enterprises Ltd. (“Canzeal”) and purchased the world-wide right, title and interest in and to all intellectual property assets of Canzeal relating to the design, manufacture and distribution of composite utility poles (see note 6 - Intangibles).  Pursuant to this agreement, the Company, for a period of four years, will pay Canzeal a royalty equal to 3.5% of the gross sales of composite poles manufactured by the Company using the intellectual property and rights mentioned above.  Additionally, the Company will pay Canzeal one half of any royalties generated by the Company’s licensing of the property to a third party up to a maximum of 3.5% of gross sales.  For the four month period ended December 31, 2004, the Company has recorded a royalty payable to Canzeal for $4,328.

11. Financial assets and financial liabilities:

   The fair values of the Company's cash and cash equivalents, accounts receivable, NRC receivable, payables and accruals, notes payable and accrued interest approximate their carrying values due to their short-term nature.  The fair value of the long-term payable to NRC is not practical to determine at this time owing to the unique terms of repayment.

   As at December 31 and August 31, 2003, the Company did not have one customer that accounted for a significant amount in accounts receivable, net of allowance.  As at August 31, 2002, one customer accounted for 48% of total accounts receivable net of allowance.  The Company does not obtain collateral or other security to support financial instruments subject to credit risk.

   The Company earns revenue and records accounts receivable in foreign currency translated to Canadian dollars at the time of the transactions.  The Company does not use derivative instruments to mitigate the effects of foreign exchange changes between the recording date of the accounts receivable and the receipt of cash.  These accounts receivable are short-term in nature.  The effects of the foreign exchange changes are not significant and foreign exchange gains and losses are included in revenue.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

12. Revenue:

   Revenue for the period ended December 31, 2003 includes interest income of $8,264 (August 31, 2003 - $36,737, August 31, 2002 - $3,730 and August 31, 2001 - $14,071).

13.  Income taxes:

   (a)  Expected tax rate:

   The expected effective tax rate for a public company in Alberta for the four month period ended December 31, 2003, consolidated with its subsidiaries in the various jurisdictions is approximately 36.21% (for the years ended August 31, 2003 – 37.36%, 2002 - 39% and 2001 – 40%).  The Company’s recorded income tax expense (recovery) differs from the amounts computed by applying the Company’s estimated income tax rate to the loss before income taxes as a result of the following:

                             December 31,        August 31,       August 31,      August 31,

                                     2003              2003             2002            2001

Loss before income taxes    $ (2,891,553)      $ (4,586,359)   $ (1,699,968)   $ (2,605,949)

Computed “expected” tax

    recovery                  (1,050,000)        (1,723,000)       (663,000)     (1,046,000)

Change in valuation

    allowance                    889,000          1,536,000         328,000         950,000

Change in enacted tax rates

    and use of tax rates

    of future years               50,000             43,000         386,000         188,000

Other, including

    permanent and U.S.

    tax rate differences         111,000            144,000         (51,000)        (92,000)

                             $       --        $        --     $        --     $        --

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

13. Income taxes, (continued):

   (b)  Net future tax assets:

   The tax effects of temporary differences that give rise to significant portions of the future tax assets:

                                December 31,     August 31,       August 31,      August 31,

                                        2003           2003             2002            2001

Future tax assets:

   Non-capital losses

     carried forward-Cdn.      $  4,415,000   $  3,409,000     $  2,334,000    $  1,998,000

   Non-capital losses

     carried forward-U.S.           372,000        372,000          374,000         392,000

   Capital assets, differences

    between net book value and

    undepreciated capital cost      256,000        197,000          102,000          81,000

   Intangible assets,

    differences between net

    book value and cumulative

    eligible capital                627,000        673,000          551,000         696,000

   Other                            917,000      1,047,000          801,000         667,000

Sub-total                         6,587,000      5,698,000        4,162,000       3,834,000

Less valuation allowance         (6,587,000)    (5,698,000)      (4,162,000)     (3,834,000)

                               $        --    $        --      $        --     $        --

   The Canadian non-capital losses carried forward expire primarily from 2004 through 2010, while the U.S. non capital losses carried forward expire primarily from 2016 through 2023.

14. Segmented information:

The Company’s activities comprise one business segment.  For the four month period ended December 31, 2003, the Company’s revenue includes sales to customers in the United States of $229,584 and there was, no property plant and equipment located in the United States.

For the years ended August 31, 2003, 2002 and 2001, the Company’s revenue includes sales to companies in the United States of $186,942, $240,554, $139,320, respectively.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

14. Segmented information, (continued):

The following table represents sales to customers that represent 10% or more of the Company’s total product revenue for the periods indicated:

Customer                  Four months ended        Years ended August 31,

                          December 31, 2003      2003        2002       2001

Customer A                             29%         --          --         --

Customer B                             22%        37%          6%         1%

Customer C                             21%        10%          --         --

Customer D                              --        11%         36%        55%

Customer E                              --         3%         15%        15%

Customer F                              --         3%          --        12%

Totals                                 72%        64%         57%        83%

15. Statement of cash flows:

   Supplementary information related to cash flows from operations:

                             December 31,       August 31,     August 31,

                                     2003             2003           2002

Interest paid                  $    3,056      $     4,078     $   7,743

Interest received                   8,223           36,737         3,730

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

16. Government assistance, contingent liabilities and equity issue:

   (a)  Government assistance and contingent liability:

   During the year ended August 31, 2002, the Company entered into an agreement with the National Research Council of Canada (“NRC”) to further develop the Company’s Version resin technology for the pultrusion and filament winding composite markets.  This agreement falls under the NRC’s Industrial Research Assistance Program (“IRAP”) and allows for the Company to receive up to $400,000 over a two-year period.  These proceeds are for certain costs incurred by the Company in developing Version F and Version S resin systems, two products designed for flame retardancy and processing speed applications.  These proceeds are repayable at a rate of 1.9% of gross quarterly revenues, earned during the period June 1, 2005 to March 1, 2010.  If the Company has not repaid an amount equal to NRC’s contribution by March 2010, the Company is liable to make payments of 1.9% of gross revenues until either the full amount is repaid or June 1, 2015.

   As at August 31, 2002, the Company has presented to the NRC two claims totaling $37,620 which have been recorded in the Company’s records as a receivable with an offsetting long-term liability.  The $37,620 was received subsequent to August 31, 2002 in full.

   During the year ended August 31, 2003, the Company filed an additional $305,805 worth of claims with the NRC and as at balance sheet date, had $145,162 in claims awaiting payment.  These amounts were received subsequent to August 31, 2003.  As per the agreement with the NRC, the Company set up an offsetting long-term liability totaling the sum of all claims made to the NRC.

   During the four month period ended December 31, 2003, the Company filed a claim for $41,849 with the NRC, which was received and has filed the final claim under the existing contract subsequent to this date for the remaining $12,989.

   (b)  Government assistance and equity issue:

   In the third quarter of fiscal 2002, the Company entered into a collaborative research and development agreement with the Alberta Research Council (“ARC”) to optimize the commercialization of the Company’s Version G resin system.  The ARC will provide up to $500,000 worth of research and development services to the Company in four installments of $125,000.  In exchange for these services, the Company will issue to the ARC the equivalent monetary value in Common Shares of the Company.  The agreement sets out the valuation of these shares at points in time.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

16. Government assistance, contingent liabilities and equity issue, (continued):

   (b)  Government assistance and equity issue, (continued):

   The first installment of $125,000 was received by the Company on August 30, 2002, and under the terms of the agreement the deemed price per share for this installment was set at $0.40, which entitled ARC to receive 312,500 shares.  As at the August 31, 2002 balance sheet date, these shares had not been issued.  The Company recorded the pending issue at its August 30, 2002 market price of $0.59, which resulted in an additional expense of $59,375, a total expense of $184,375.

   During the year ended August 31, 2003, the Company issued its second installment of $125,000 and as at August 31, 2003 the Company had used services in excess of the third installment amount, which triggered issuance of another block of Common Shares.  In accordance with the agreement with ARC, the second installment of shares issued to ARC were based upon the fair value of services provided to the Company.  To this end, the Company has accrued the total amount owing to ARC as at balance sheet date and recorded the number of shares to be issued to ARC (see note 9).

   During the four months ended December 31, 2003, the Company utilized additional services relating to the fourth installment with ARC.  Subsequent to the period, the Company has issued all shares related to this agreement.

17. Joint Venture with Euro-Projects:

   On August 30, 2003, the Company signed a joint venture agreement with Euro-Projects (LTTC) Limited (“EPL”) of Rothely, England.  EPL is a research and development, engineering design company, specializing in advanced composite materials.  The firm has extensive knowledge of both thermosetting and thermoplastic based composites, manufacturing processes, structural design and composite applications across a broad range of industries.

   Under the Joint Venture the Company will, subject to EPL obtaining any necessary third party consents, have the exclusive world-wide right for commercialization of existing and all future technologies as developed or being developed by EPL.  The Company will have an 85% interest in the joint venture, with EPL having the remaining 15%.  No contributions have been made by the Company to the Joint Venture as at December 31, 2003.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Four months ended December 31, 2003 and Years ended August 31, 2003, 2002 and 2001

17. Joint Venture with Euro-Projects, (continued):

   The terms of the agreement have the Company contributing working capital, manufacturing and production facilities and all related consulting and development services at cost.  Upon repayment of all working capital contributions made by the Company, the first $2,000,000 U.S. in net profits of each technology are to be distributed equally between EPL and the Company and any additional profits distributed 85% and 15% between the Company and EPL respectively.

   As at December 31, 2003, the Joint Venture had not done any business, thus there are no results contained within these statements.

18. Subsequent events:

(a)  Exercise of warrants:

   In January of 2004, holders of warrants from the January 6, 2003 Canzeal Enterprises Ltd. transaction and the private placement closed on January 7, 2003, exercised 4,068,330 warrants out of a possible 4,500,000.  These warrants had an exercise price of $0.75.

(b)  Amendment of ARC agreement:

   On February 24, 2004, the Company and the Alberta Research Council (“ARC”) amended the agreement as referenced in note 16(b) above.  The amendment expands activities and services provided by ARC and increases the total value of services provided from $500,000 to $600,000.  Payment of the additional $100,000 in services, is provided through the equivalent monetary issuance of the Company’s Common Shares as set out in the original agreement.

(c)  Amendment of NRC agreement:

   On March 9, 2004, the Company and the National Research Council of Canada (“NRC”) entered into an agreement to amend the terms outlined in note 16(a) above.  This amendment expands the NRC contribution level to $498,263 and extends the time frame for contributions to September 30, 2004.  Repayment terms have also been extended and commences, March 1, 2006 through December 1, 2010 rather than June 1, 2005 to March 1, 2010 which was in the original agreement.  Repayment still remains 1.9% of gross quarterly revenues.

   (d)  Deposit on furniture:

   Subsequent to the period ended December 31, 2003 the Company entered a capital lease with respect to the purchase of office furniture.  A deposit related to this furniture of $87,386 has been recorded as at December 31, 2003.